Thomas E. Powell Executive Vice President and Chief Financial Officer	Teleflex Incorporated 155 South Limerick Road Limerick, PA 19468 USA Phone: 610-948-2829 Fax: 610-948-1702 www.teleflex.com

December 23, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Kevin L. Vaughn, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teleflex Incorporated Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 Form 8-K dated October 30, 2013 File No. 001-05353

Dear Mr. Vaughn:

This letter responds to your December 5, 2013 letter to the undersigned, which sets forth the comments of the staff of the Securities and Exchange Commission regarding our current report on Form 8-K filed on October 30, 2013. For your convenience, we have included each of the staff’s comments in italics before the corresponding response.

Form 8-K dated October 30, 2013

Exhibit 99.1

1.	We note that you present certain forward looking non-GAAP measures, such as constant currency revenue growth, adjusted gross margin and adjusted operating margin, on page 18 of the presentation. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G. Please note this comment also applies to-your presentation of constant currency revenue growth projections included in the Form 8-K dated October 29, 2013.

Kevin L. Vaughn, Accounting Branch Chief

December 23, 2013

Response: In future filings and furnishings, we will provide a reconciliation of each forward-looking non-GAAP measure to the appropriate forward-looking GAAP measure. Specifically, we will provide such reconciliation with respect to constant currency revenue growth, adjusted gross margin, adjusted operating margin and any other forward-looking non-GAAP measure included in such future filings or furnishings, subject to the following sentence. If the forward-looking GAAP measure is not accessible, we will disclose that fact, provide reconciling information that is available without an unreasonable effort, identify the information that is unavailable and disclose its probable significance.

2.	Appendix D on page 24 presents a non-GAAP income statement. Please remove this from any future filings. Refer to Item 10(e) of Regulation S-K and Non-GAAP Financial Information Compliance and Disclosure Interpretation Question 102.10 available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings and furnishings, we will not include the Appendix D presentation or similar presentations.

As requested by the staff, Teleflex Incorporated (the “Company”) acknowledges the following with regard to its annual report on Form 10-K for the fiscal year ended December 31, 2012, and its current report on Form 8-K dated October 30, 2013 (the “Filings”):

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at (610) 948-2829.

Sincerely,

/s/ Thomas E. Powell

Thomas E. Powell
Executive Vice President and
Chief Financial Officer